UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: New Age Alpha Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

411 Theodore Fremd Ave., Suite 206 South

Rye, New York 10580

Telephone Number (including area code): (212) 922-2699

Name and address of agent for service of process:

Cogency Global Inc.

850 New Burton Road

Suite 201

Dover, DE 19904

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

NOTICE

A copy of the Certificate of Trust of New Age Alpha Trust (the “Trust”), together with any amendments thereto, is on file with the Secretary of the State of Delaware and notice is hereby given that this Notification of Registration is executed on behalf of the Trust by a trustee of the Trust as a trustee and not individually and that the obligations of or arising out of this Notification of Registration are not binding upon any of the trustees of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Rye and State of New York on the 2nd day of August, 2019.

NEW AGE ALPHA TRUST

By: /s/ Armen Arus
Name: Armen Arus
Title: Sole Trustee
Attest:	/s/ Michael J. Semack
Name:	Michael J. Semack
Title:	General Counsel